Exhibit G

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE


SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-_____)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

January __, 2005

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by February __, 2005 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After February __, 2005, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                  * * * * * *

NATIONAL FUEL GAS COMPANY       (70-[___])
-------------------------

     Notice of Proposed Amendment to Certificate of Incorporation.
     -------------------------------------------------------------

     National Fuel Gas Company ("National"), a registered holding company whose principal executive offices are at 6363 Main Street, Williamsville, New York 14221, has filed a declaration under Sections 6(a), 7 and 12(e) of the Act and Rules 54, 62(d) and 65 thereunder. National is seeking Commission authorization to amend its Restated Certificate of Incorporation ("Certificate of Incorporation") in certain respects described below and to solicit proxies from its shareholders for use at National's annual meeting of shareholders scheduled for February 17, 2005, and any adjournment or adjournments thereof ("Annual Meeting").

     Through its direct and indirect subsidiaries, National is engaged in all phases of the natural gas business, namely: exploration, production, purchasing, gathering, processing, transportation, storage, retail distribution, and wholesale and retail marketing. National owns all of the issued and outstanding common stock of National Fuel Gas Distribution Corporation, a gas-utility company which distributes natural gas at retail to approximately 732,000 residential, commercial and industrial customers (including transportation-only customers) in portions of western New York and northwestern Pennsylvania. National's principal non-utility subsidiaries include National Fuel Gas Supply Corporation, Empire State Pipeline, Seneca Resources Corporation, National Fuel Resources, Inc., Highland Forest Resources, Inc., Horizon Energy Development, Inc., and Horizon LFG, Inc. (formerly Upstate Energy Inc.).

     National states that its Board of Directors has proposed an amendment to Article EIGHTH of the Certificate of Incorporation to revise the provisions relating to shareholder votes on certain actions. The proposed amendment would conform the requirements for obtaining shareholder votes on certain actions, as set forth in Article EIGHTH of the Certificate of Incorporation, to the requirements of the New Jersey Business Corporation Act (the "B.C.A.") (New Jersey Statutes ss.14A:1-1 et seq.). The actions affected by the proposed amendment are as follows:

     (a) Amendments to the Certificate of Incorporation. Article EIGHTH of the Certificate of Incorporation currently requires shareholder approval for "amendments to the Certificate of Incorporation, including restatements, where shareholder approval is required or requested." (Emphasis added.) The B.C.A. also generally requires shareholder approval of amendments to a company's certificate of incorporation, but provides that such shareholder approval is not required for certain types of non-critical amendments, including, but not limited to, amendments which would change a company's registered office or registered agent and amendments which would change a company's authorized shares in connection with transactions such as share dividends, divisions or combinations. The proposed amendment would simply delete from Article EIGHTH the ambiguous term "or requested," because it is not clear whether the term refers to requests made by the Board of Directors, management, shareholders, or any of them, and no procedures are specified in the Certificate of Incorporation regarding the form or timing of requests.

     (b) Plan of Merger or Consolidation. Article EIGHTH of the Certificate of Incorporation further provides that "a plan of merger or consolidation" approved by the Board of Directors must be approved by shareholders. The B.C.A., in contrast, requires shareholder approval of consolidations, in which two or more companies consolidate to form a new company, and of mergers that change the rights of shareholders or materially affect shareholder voting power, but permits certain other merger transactions to proceed without the approval of shareholders of the surviving corporation.

     Specifically, the B.C.A. provides that the approval of the shareholders of the surviving corporation in a merger is not required to authorize the merger (unless the corporation's certificate of incorporation otherwise provides) if the following four conditions are met: (1) the plan of merger does not make an amendment of the certificate of incorporation of the surviving corporation which is required by the provisions of the B.C.A. to be approved by the shareholders,
(2) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations, and rights, immediately after, (3) the number of voting shares outstanding immediately after merger, plus the number of voting shares issuable on conversion of other securities or on exercise of rights and warrants issued pursuant to the merger, will not exceed by more than 40% the total number of voting shares of the surviving corporation outstanding immediately before the merger, and (4) the number of participating shares outstanding immediately after the merger, plus the number of participating shares issuable on conversion of other securities or on exercise of rights and warrants issued pursuant to the merger, will not exceed by more than 40% the total number of participating shares of the surviving corporation outstanding immediately before merger. National states that the proposed amendment to Article EIGHTH of the Certificate of Incorporation would make these statutory exceptions applicable to the company and thereby eliminate the cost of soliciting shareholder approvals in cases where it is not otherwise required by law./1/

     (c) Sale of All or Substantially All Assets. The third action for which shareholder approval is required under Article EIGHTH of the Certificate of Incorporation is "a sale, lease, exchange or other disposition of all, or substantially all, the assets of the corporation otherwise than in the usual and regular course of business." National's shareholders will continue to have the right to vote on the sale of substantially all the company's assets to a third party. However, the B.C.A. provides that a parent corporation may transfer, without shareholder approval, any or all of its assets to any corporation all of the outstanding shares of which are owned, directly or indirectly, by the parent corporation, unless the parent corporation's certificate of incorporation otherwise requires. The proposed amendment would permit National to transfer all or substantially all of its assets to any wholly owned subsidiary without shareholder approval. National states that it has no present plans, agreements or commitments to transfer any significant portion of its assets to any other corporation (affiliated or unaffiliated) and is not requesting authorization herein to engage in any such transaction.

     (d) Dissolution. The fourth action for which shareholder approval is required under Article EIGHTH of the Certificate of Incorporation is dissolution of the company. In contrast, under the B.C.A., a corporate officer may dissolve a corporation without shareholder approval in the following circumstances: (1) the corporation has no assets, (2) the corporation has ceased doing business and does not intend to recommence doing business, (3) the corporation has not made any distributions of cash or property to its shareholders within the last 24 months and does not intend to make any distribution following its dissolution, and (4) the officer has given 30 days prior written notice of his intention to


----------
1    National notes that the proposed amendment to Article EIGHTH of the
Certificate of Incorporation would not change the applicability to National of the requirements of the New York Stock Exchange ("NYSE") regarding shareholder votes in connection with certain transactions, including mergers, even where National would be the surviving corporation. For example, the NYSE currently requires shareholder approval prior to the issuance of common stock in a merger transaction if (1) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such stock, or (2) the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock. Thus, National would be required by the NYSE to obtain shareholder approval of a merger, even though it is the surviving corporation and even though the four conditions of the B.C.A. noted above are met, if the number of shares of common stock to be issued by National would equal or exceed 20% of the number of shares outstanding before the merger.

dissolve the corporation by mail or personal service to all known directors and shareholders at their last known address and no director or shareholder has objected to the proposed dissolution. The proposed amendment would permit an officer of National to dissolve the company without shareholder approval in these limited circumstances. However, National states that it is not requesting authorization herein to engage in any transaction that would constitute or result in a dissolution of the company.

     National has requested an order pursuant to Rule 62(d) authorizing it to solicit proxies from its shareholders for the approval of the proposed amendment to the Certificate of Incorporation at the Annual Meeting. National has filed preliminary proxy materials under the Securities Exchange Act of 1934, as amended (the "1934 Act"), which include the text of the proposed amendment and an explanation of its purpose. In order to maintain its schedule for timely receipt of proxies for the Annual Meeting, National intends to file the definitive proxy materials with the Commission under Section 14 of the 1934 Act on January 6, 2005, and commence the solicitation immediately thereafter. Accordingly, National has requested that the Commission authorize the solicitation as part of its notice of filing of the declaration. National states that the proposed amendment must be approved by the affirmative vote of a majority of the votes cast by the holders of the outstanding shares of common stock entitled to vote at the Annual Meeting. National estimates that the expenses of the solicitation, which will be paid by National, will be $173,500.

     National further states that no state commission and no federal commission, other than this Commission, has jurisdiction over the proposed transaction.

     It appears that the declaration, to the extent that it relates to the proposed solicitation of proxies, should be permitted to become effective forthwith pursuant to Rule 62.

     IT IS ORDERED, THEREFORE, that the declaration, to the extent that it relates to the proposed solicitation of proxies be, and it hereby is, permitted to become effective forthwith pursuant to Rule 62, and subject to the terms and conditions prescribed in Rule 24 under the Act. For the Commission, by the Division of Investment Management, pursuant to delegated authority.